Exhibit 99.1

2022 INTERIM REPORT

TABLE OF CONTENTS

I. INTERIM MANAGEMENT REPORT	2
II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS MDXHEALTH SA	3
1. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME	3
2. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION	4
3. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	5
4. CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS	6
5. EXPLANATORY NOTES	7
III. CORPORATE INFORMATION	15

This Interim Report contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth SA and its wholly-owned subsidiaries (hereinafter “mdxhealth” or the “Company”) and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for the Company’s products; the Company’s ability to successfully and profitably market its products; the acceptance of its products and services by healthcare providers; the willingness of health insurance companies and other payers to cover its products and services and adequately reimburse us for such products and services; and the amount and nature of competition for its products and services. Mdxhealth expressly disclaims any obligation to update any such forward-looking statements in this Interim Report to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This Interim Report does not constitute an offer or invitation for the sale or purchase of securities or assets of mdxhealth in any jurisdiction. No securities of mdxhealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

I.	INTERIM MANAGEMENT REPORT

Highlights

Key non-audited financials, as of June 30, 2022

Key unaudited consolidated figures for the six months ended June 30, 2022 (thousands of US dollars, except per share data):

	Jan-June 2022	Jan-June 2021	Change	% Change
Services	12,975	10,462	2,513	24%
Licenses and royalties	34	269	(235)	(87)%
Total Revenue	13,009	10,731	2,278	21%

Gross Profit	5,772	5,215	557	11%
Operating expenses	(22,795)	(17,658)	(5,137)	29%
Operating loss	(17,023)	(12,443)	(4,580)	37%
Net loss	(18,104)	(13,299)	(4,805)	36%
Basic and diluted loss per share	(0.12)	(0.12)	0	0%

Total revenue for the first half of 2022 was $13.0 million compared to total revenue of $10.7 million for the first half of 2021, an increase of 21%. Services revenue amounted to $13.0 million, an increase of 24% as compared to $10.5 million a year earlier.

Gross profit on products and services for the first half of 2022 was $5.8 million as compared to $5.2 million for the first half of 2021. Gross margins on products and services declined to 44.4% for the first half of 2022 as compared to 48.6% for the same period in 2021, primarily due to timing of cash receipts for our UTI test, which is expected to reverse in the second half of 2022. In addition, we expect coverage of our Select mdx test, as well as our recently acquired Oncotype GPS business, to contribute further to gross margin growth in the second half of 2022.

Operating expenses in the first half of 2022 were $22.8 million versus $17.7 million for the first half of 2021, primarily due to additional public company expenses as a result of the dual listing.

Operating loss and net loss for the first half of 2022 were $17.0 million and $18.1 million, respectively, with losses increasing compared to $12.4 million and $13.3 million, respectively, over the same period in 2021, for the reasons stated above.

Justification to continue using the accounting rules on the basis of going concern

The Company has experienced net losses and significant cash used in operating activities since its inception in 2003, and as of June 30, 2022, had an accumulated deficit of $262.4 million, a net loss of $18.1 million, and net cash used in operating activities of $15.1 million. Management expects the Company to continue to incur net losses and have significant cash outflows for at least the next twelve months. While these conditions, among others, could raise doubt about its ability to continue as a going concern, these consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of its assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Company’s cost structure.

As of June 30, 2022, the Company had cash and cash equivalents of $40.0 million. Taking into account the above financial situation and on the basis of the most recent business plan, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan, which takes into account the Company’s acquisition of the Oncotype DX GPS business from Exact Sciences (discussed further in Footnote 10 – Subsequent Events) as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met.

Principal risks related to the business activities

The principal risks related to the mdxhealth’s business activities have been outlined in the 2021 Annual Report, which is available on the internet at www.mdxhealth.com/investors/financials

Declaration of responsible persons

The Board of Directors of MDxHealth SA, represented by all its members, declares that, as far as it is aware, the financial statements in this Interim Report, made up according to the applicable standards for financial statements, give a true and fair view of the equity, financial position and the results of the company and its consolidated companies. The Board of Directors of MDxHealth SA, represented by all its members, further declares that this Interim Report gives a true and fair view on the information that has to be contained herein. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

II. INTERIM CONDENSED UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MDXHEALTH SA

For the six months ended June 30, 2022

1.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

In thousands of USD (except per share data)

Condensed unaudited consolidated statement of profit or loss

	Note	Jan-June 2022	Jan-June 2021

Services	4	12,975	10,462
Licenses	4	0	250
Royalties and other revenues	4	34	19
Revenues		13,009	10,731
Cost of goods & services sold		(7,237)	(5,516)
Gross Profit		5,772	5,215
Research and development expenses		(3,585)	(2,823)
Selling and marketing expenses		(9,848)	(8,247)
General and administrative expenses		(9,636)	(6,739)
Other operating income, net		274	151
Operating loss		(17,023)	(12,443)
Financial income		27	0
Financial expenses		(1,107)	(856)
Loss before income tax		(18,103)	(13,299)
Income tax		(1)	0
Loss for the period		(18,104)	(13,299)

Loss for the period attributable to the parent		(18,104)	(13,299)

Loss per share attributable to parent
Basic and diluted		(0.12)	(0.12)

Condensed unaudited consolidated statement of other comprehensive income

Loss for the period		(18,104)	(13,299)
Other comprehensive income
Items that will be reclassified to profit or loss:
Exchange differences arising from translation of foreign operations		588	122
Total other comprehensive income		588	122
Total comprehensive loss for the period (net of tax)		(17,516)	(13,177)

2.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

In thousands of USD

	Note	as of June 30, 2022	as of December 31, 2021
ASSETS
Intangible assets		3,104	3,448
Property, plant and equipment		2,364	1,671
Right-of-use assets		3,168	3,347
Non-current assets		8,636	8,466
Inventories		2,089	1,911
Trade receivables	6	5,036	4,582
Prepaid expenses and other current assets		2,724	1,615
Cash and cash equivalents	6	40,025	58,498
Current assets		49,874	66,606
Total assets		58,510	75,072

EQUITY
Share capital		128,454	128,454
Issuance premium		153,177	153,177
Accumulated deficit		(262,406)	(244,302)
Share-based compensation		10,986	10,607
Foreign currency translation reserves		(449)	(1,037)
Total equity		29,762	46,899

LIABILITIES
Deferred tax liability		129	0
Loans and borrowings	5	3,291	7,651
Lease liabilities	5	2,454	2,624
Other non-current financial liabilities	5/6/7	1,934	1,466
Non-current liabilities		7,808	11,741
Loans and borrowings	5	7,760	4,441
Lease liabilities	5	870	840
Trade payables	6	9,836	7,455
Other current liabilities		2,062	2,735
Other current financial liabilities	5/6/7	412	961
Current liabilities		20,940	16,432
Total liabilities		28,748	28,173
Total equity and liabilities		58,510	75,072

3.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to owners of MDxHealth SA

In thousands of USD, except number of shares	Number of shares	Share capital and issuance premium	Retained earnings	Share-based compensation	Translation reserves	Total equity
		Note 10		Note 9
Balance at January 1, 2021	90,691,449	213,065	(215,300)	9,385	(1,301)	5,849
Loss for the period			(13,299)			(13,299)
Other comprehensive income					122	122
Total comprehensive income for the period			(13,299)		122	(13,177)

Transactions with owners in their capacity as owners:
Issuance of shares, net of transaction costs	27,777,777	28,336				28,336
Share-based compensation				486		486
Balance at June 30, 2021	118,469,226	241,401	(228,599)	9,871	(1,179)	21,494

Balance at January 1, 2022	155,969,226	281,631	(244,302)	10,607	(1,037)	46,899
Loss for the period			(18,104)			(18,104)
Other comprehensive income					588	588
Total comprehensive income for the period			(18,104)		588	(17,516)

Transactions with owners in their capacity as owners:
Share-based compensation				379		379
Balance at June 30, 2022	155,969,226	281,631	(262,406)	10,986	(449)	29,762

4.	CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

In thousands of USD

	Note	Jan-June 2022	Jan-June 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(17,023)	(12,443)
Depreciation and amortization		1,576	1,514
Share-based compensation		379	486
Non-cash fair value change		(20)	(195)
Non-cash foreign exchange rate change		30	(339)
Cash generated from operations before working capital changes		(15,058)	(10,977)

Changes in operating assets and liabilities
(Increase)/decrease in inventories		(178)	205
Increase in receivables		(1,563)	(474)
Increase/(decrease) in payables		1,708	(396)
Net cash outflow from operating activities		(15,091)	(11,642)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(925)	(411)
Purchase of intangible assets		(451)	0
Interests received		27	0
Net cash outflow from investing activities		(1,349)	(411)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs		0	28,336
Payment of loan obligation	5	(439)	0
Payment of lease liability	5	(663)	(536)
Payment of interest		(511)	(515)
Net cash inflow from financing activities		(1,613)	27,285

Net increase in cash and cash equivalents		(18,053)	15,232

Cash and cash equivalents at beginning of the period		58,498	15,953
Effect of exchange rates		(420)	133
Cash and cash equivalents at end of the period		40,025	31,318

5.	EXPLANATORY NOTES

Accounting policies

1.	Basis of preparation

MDxHealth, SA together with its subsidiaries are herein referred to as “mdxhealth” or the “Company”. Mdxhealth is a company domiciled in Belgium, with offices and labs in the United States and The Netherlands. The reporting and functional currency of the Company is the U.S. Dollar.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board, or IASB, and as adopted by the EU.

These interim consolidated financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as of, and for the year ended, December 31, 2021.

The Company ended the period with $40.0 million in cash and cash equivalents as of June 30, 2022, and continued to incur losses. The Company is expecting continued losses and negative operating cash flows in the coming twelve months. Taking into account the above financial situation and on the basis of the most recent business plan, the Company believes that it has sufficient cash to be able to continue its operations for at least the next twelve months from the date of issuance of these financial statements, and accordingly has prepared the consolidated financial statements assuming that it will continue as a going concern. This assessment is based on forecasts and projections within management’s most recent business plan as well as the Company’s expected ability to realize cost reductions should these forecasts and projections not be met.

2.	Significant accounting policies, use of judgments and estimates

The Company applies the International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU. The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2021. No amendments to existing standards that became applicable as from January 1, 2022, have a material impact on the consolidated financial statements or accounting policies.

The preparation of the interim condensed financial statements in compliance with IAS 34 requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The Company has applied the same accounting policies and there have been no material revisions to the nature and amount of estimates and judgments in its interim condensed financial statements.

3.	Significant events and transactions

The COVID-19 outbreak has impacted management’s estimates, judgments and assumptions, and could impact the Company’s ability to develop business, conduct operations, and obtain components used in its business. The situation is continuously evolving, therefore the extent to which the COVID-19 outbreak will continue to impact business and the economy is highly uncertain and is extremely difficult to predict. Accordingly, the Company cannot accurately predict the extent to which its 2022 financial condition and results of operations will further be affected.

The areas where assumptions and estimation uncertainties in the financial statements related to the COVID-19 outbreak have potentially the most significant effect in 2021 are related to the Company’s ability to continue as a going concern, revenue recognition, impairment testing, and recognized fair value measurements.

In light of the COVID-19 pandemic, management took every precaution necessary to stay safe and to ensure tests remain accessible to patients who need them. These precautions included:

●	Following all CDC (Centres for Disease Control and Prevention) recommendations for maintaining a healthy work environment

●	Directing many of the office staff to work remotely. Those who work in the office are following regulatory guidelines and recommendations to ensure their safety

●	Conducting meetings virtually

●	Restricting staff travel

4.	Segment information

The Company does not distinguish different business segments since most revenues are generated from clinical laboratory service testing. However, the Company does distinguish different geographical operating segments based on revenue since the revenues are generated both in United States of America and Europe.

Total product revenue and non-current assets are shown below as a percentage by geography:

Segment revenues

As of June 30, 2022, the Company earned 100% of its revenue from external customers from its clinical laboratory testing services and out-licensing of intellectual property. As of June 30, 2022, the clinical laboratory testing in the U.S. CLIA laboratory represented 98.5% of the Company’s revenue (first six months of 2021: 95.2%), while the out-licensing of intellectual property revenue and grant income in Europe represented less than 1% (first six months of 2021: 2.5%).

The Company has one customer responsible for more than 10% of the Company’s revenues over the period, represented by Medicare.

The amount of its revenue from external customers broken down by location from the customers is shown in the table below:

In thousands of USD	Jan-June 2022	Jan-June 2021
United States of America	12,850	10,487
The Netherlands	44	97
Rest of the EU	111	140
Rest of the world	4	7
Total segment revenue	13,009	10,731

The amount of its revenue by category is already presented on the face of the consolidated statement of income.

As of June 30, 2022, 46% of the non-current assets were located in the U.S. (30 June 2021: 41%) and the remaining 54% were located in Europe (June 30, 2021: 59%).

5.	Loans, Borrowings and Lease Liabilities

	Loans and borrowings			Other financial liabilities
In thousands of USD Balance at the closing date of	June 30, 2022	December 31, 2021	June 30, 2021	June 30, 2022	December 31, 2021	June 30, 2021
Beginning balance	12,092	13,097	13,097	2,427	1,599	1,599
Cash movements
Loans and borrowings repaid	(439)
Loans and borrowings received
Non-cash movements
Reclassification(1)		(773)			773
Effective interest rate adjustment	131	536	36	170	194
Foreign exchange rate impact / other	(818)	(768)	(339)		(59)
Fair value changes through profit and loss	85			(251)	(80)	5
Balance at the closing date	11,051	12,092	12,794	2,346	2,427	1,604

(1)	Reclassification of the fair value of the derivative financial liability of the initial drawdown fee to be presented separately

	Lease liabilities
In thousands of USD Balance at the closing date of	June 30, 2022	December 31, 2021	June 30, 2021
Beginning balance	3,464	2,774	2,774
Cash movements
Repayment of lease liabilities	(663)	(1,057)	(536)
Non-cash movements
Interest accretion	156	229	105
New leases	367	1,518
Balance at the closing date	3,324	3,464	2,343

During 2019, the Company entered into a loan facility with Kreos Capital in the amount of €9.0 million, or approximately $10.2 million. The loan had a term of four years with the first 12 months of interest-only payments followed by 36 months of principal and interest payments. On October 19, 2020, mdxhealth and Kreos Capital executed an amendment to the 2019 loan facility, extending the interest-only period from 12 months to 18 months. As a result of this amendment, repayment of principal has been extended by 6 months, from November 2020 to May 2021. As part of the amendment, the Company agreed to increase the end-of-loan fee by €67,500 (approx. $80,000) as well as to provide for €180,000 of the €9 million loan to be convertible into shares of mdxhealth at a 25% premium to the 30-day volume weighted average price immediately prior to signing the amendment. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

In April 2021, mdxhealth and Kreos Capital executed a second amendment to the loan facility, extending the interest- only period from 18 months to 27 months. As a result of this amendment, repayment of principal has been extended from May 2021 to February 2022. As part of the amendment, the Company agreed to increase the end-of-loan fee by an additional €67,500 (approx. $80,000) as well as to provide for an additional €202,500 of the €9 million loan to be convertible into shares of mdxhealth at a 25% premium to the 30-day volume weighted average price 10 days prior to signing the amendment.

The convertible part of the loan, representing the first discretionary convertible loan of €180,000 ($186,966) and the second discretionary convertible loan of €202,500 ($210,337) are recognized at their amortized cost under Convertible loan. If exercised, this amount will be reduced from the principal amount due under the loan agreement.

In addition, the second amendment provided for a further six-month extension of the interest-only period in the event that the Company would receive gross proceeds for a minimum amount of $30 million in new equity financing. Following the completion of our Initial Public Offering of ADSs in the United States on November 8, 2021, whereby the Company received gross proceeds of $45 million in new equity financing, Kreos granted a six-month extension of the interest-only period through July 2022.

In addition, as the loan facility is contracted in Euro, the foreign exchange rate impacts the carrying amount. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 19.56%.

On April 20, 2020, the Company, through its U.S. subsidiary, MDxHealth Inc., has entered into a “Paycheck Protection Program” (PPP) loan with the U.S. Small Business Administration (SBA) in the amount of $2,316,000 as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan has a term of five years and carries an interest rate of 1.0% per year. Payments on the loan are deferred for the first eighteen months following disbursement of the loan, with principal and interest payments beginning on the nineteenth month. Interest on the loan continues to accrue during the eighteen-month deferment period. Cash proceeds from the loan were received in July 2020.

The financial results largely related to the interest charges for the loan facility with Kreos Capital for a total of $206,000. The amortized cost is calculated using the effective interest method, which allocates interests and expenses at a constant rate over the term of the instrument; the effective interest rate for the loan is 12.16%.

The Company has several lease obligations. The leases have terms of 3 to 5 years.

Refer to Footnote 10 – Subsequent events, for additional details on a new debt facility which replaced the Kreos debt facility as of August 2, 2022.

6.	Financial instruments and fair value

The carrying value and fair value of the financial instruments as of June 30, 2022 and December 31, 2021 can be presented as follows:

In thousands of USD	As of June 30, 2022	As of December 31, 2021	Hierarchy
Assets
At amortized cost
Trade receivables	5,036	4,582
Cash and cash equivalents	40,025	58,498
Total financial assets	45,061	63,080

Liabilities
At fair value
Other financial liabilities	1,558	1,617	Level 3
Derivative financial liability for Kreos drawdown fee	788	810	Level 3
Subtotal financial liabilities at fair value	2,346	2,427

At amortized cost:
Loans and borrowings	11,051	12,092	Level 2
Lease liabilities	3,324	3,464
Trade payables	9,836	7,455
Subtotal financial liabilities at amortized cost	24,211	23,011

Total financial liabilities	26,557	25,438

The fair value of the financial instruments has been determined on the basis of the following methods and assumptions:

●	The carrying value of the cash and cash equivalents, the trade receivables, other current assets and the trade payables approximate their fair value due to their short-term character;

●	The fair value of loans and borrowings applying the effective interest rate method approximates their carrying value (level 2).

○	Applying a market rate would not result in a materially different fair value for the Paycheck Protection Program (PPP) loan with the U.S. Small Business Administration which carries an interest rate of 1% and was obtained as part of the U.S Coronavirus Aid, Relief, and Economic Security (CARES) Act.

○	Although the Kreos loan was obtained at the end of 2019 with a nominal fixed interest rate of 9.5%, the carrying value is considered to approximate their fair value considering:

■	Additional contractually agreed advance and post payments agreed upon with Kreos that have been integrated in the effective interest rate method;

■	During 2020 and 2021, parties negotiated modification to the original agreement resulting in additional consecutive interest-only periods. As compensation for these modifications, part of the loan amounts became convertible as described in Note 14, however parties agreed to maintain nominal fixed interest rate in line with the initial agreement.

●	Leases are measured at the present value of the remaining lease payments, using a discount rate based on the incremental borrowing rate at the commencement date of these leases. Their fair value approximates their carrying value.

●	The fair value of contingent consideration payable (presented in the yearend statement of financial position under “other non-current financial liabilities” and “other current financial liabilities”) is based on an estimated outcome of the conditional purchase price/contingent payments arising from contractual obligations (level 3). This is initially recognized as part of the purchase price and subsequently fair valued with changes recorded through other operating income in the statement of profit or loss. The Company used a discount rate of 12.16%. The effect of the fair value measurement is $256,000 in the condensed consolidated financial statements.

●	The fair value of the derivative financial liability for the initial Kreos drawdown fee of €630,000 initially is based upon the evolution of the share price of mdxhealth as well as the estimated probabilities that either payment at 150% or conversion will be requested by Kreos. Whereas share price of mdxhealth can be considered as a level 1 input, the other variable, being the probability assessment of possible scenarios should be considered as level 3 input. The fair value of the liability is €716,366 ($787,584).

●	Financial instruments are evaluated based on the mark-to-market report and the unrealized gains (loss) are recognized through the statement of profit or loss.

Fair value level 3 evolution

Convertible Loan Kreos and Noviogendix contingent liability

In thousands of USD Balance at the closing date of	June 30, 2022		December 31, 2021
	Kreos convertible	Noviogendix consideration	Kreos convertible	Noviogendix consideration
Beginning balance	810	1,617	0	1,599
Reclassification(1)			773
Effective interest rate adjustment	(27)	197		194
Foreign exchange rate impact / other			(59)
Fair value changes through profit and loss	5	(256)	96	(176)
Balance at the closing date	788	1,558	810	1,617

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted prices in active markets for identical assets and liabilities;

●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

No financial assets or financial liabilities have been reclassified between the valuation categories during the period.

7.	Contingent consideration

The Company signed a sale and purchase agreement on September 18, 2015, to acquire all shares and voting interests of NovioGendix, an entity incorporated in The Netherlands.

Under the terms of the agreement, the Company is committed to pay up to $3.3 million subject to meeting certain milestones, be payable in six milestone payments. As of June 30, 2022, the Company has already paid $1.1 million.

The contingent consideration is valued at every reporting date and the change in fair value only relates to the time value of money, all other assumptions remained unchanged compared to December 31, 2021. This contingent liability has been evaluated at a fair-value of $1.6 million as of June 30, 2022 ($1.6 million at December 31, 2021) in our interim consolidated statement of financial position, where $1,146,000 is included in “other non-current financial liabilities” and $412,000 in “other current financial liabilities” ($656,000 in “other non-current financial liabilities” and $961,000 in “other current financial liabilities” at December 31, 2021).

8.	Related party transactions

There were no transactions to key management other than remuneration, warrants, and bonus, all of which is detailed in the Company’s 2021 Annual Report. For the six months ended June 30, 2022, total remuneration for key management and Directors was $1.0 million, with no warrants being granted.

There were no other related party transactions.

9.	Warrant plans

On May 25, 2022, the General Assembly approved the creation of 5,000,000 “2022 Share Options” of which none have currently been granted as of June 30, 2022.

As of June 30, 2022, the Company granted a total of 5,000 warrants of the “2019 Share Options” to employees of the Company. The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the time of their issuance.

The warrants issued generally have a term of ten years as of issuance. Upon expiration of their term, the warrants become null and void. In general, the warrants vest in cumulative tranches of 25% per year, provided that the beneficiary has been employed for at least one year.

The fair value of each warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

●	The dividend return is estimated by reference to the historical dividend payment of the Company; currently, this is estimated to be zero as no dividends have been paid since inception

●	The expected volatility was determined using the average volatility of the stock over the last two years at the date of grant

●	Risk-free interest rate is based on the interest rate applicable for the 10-year Belgian government bond at the grant date

The model inputs for warrants granted during the period ended June 30, 2022 included:

Grant date	6 May 2022
Exercise price	€0.75
Expiry date	31/03/2027
Share price at grant date	€0.818
Expected price volatility	53.16%
Risk-free interest rate	1.64%

The total fair value of the granted warrant is estimated at $1,000 following the underlying assumptions of the model.

10.	Subsequent Events

On August 2, 2022, the Company announced it has entered into an asset purchase agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score®) test from Exact Sciences along with most of its team of urology sales and marketing professionals. Under the terms of the asset purchase agreement, the Company acquired the Oncotype DX GPS prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million will be settled through the delivery of 691,171 American Depositary Shares (“ADSs”) of the Company, at a price per ADS of $7.23. Following the closing, which took place on August 2, 2022, an additional aggregate earn-out amount of up to $70 million is to be paid by the Company to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. At the option of mdxhealth, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 5% of the outstanding shares of the mdxhealth.

Mdxhealth has financed the acquisition in part through a $70 million loan and security agreement with Innovatus Life Sciences Lending Fund I, LP (“Innovatus”), which loan also replaces the Company’s existing EUR 9 million debt facility with Kreos Capital. At closing, an amount of $35 million was drawn, with an additional $35 million remaining available as a $20 million term B loan and a $15 million term C loan that can be drawn in 2024 and 2025 respectively, subject to certain conditions. The loans are secured by assets of the Group including intellectual property rights. Remaining proceeds of the loans will be used for working capital purposes and to fund general business requirements.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. At the election of the Company, a portion of the interest may be payable in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders shall have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into ADSs of the Company will be reduced from the principal amount outstanding under the loan. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans. As part of the new funding, the Company’s debt facility with Kreos for an outstanding principal amount of EUR 9 million has been repaid in cash on August 2, 2022 except that the Company also agreed that the outstanding amount of the Kreos discretionary convertible debt (being EUR 382,500, which is part of the EUR 9 million loan) will be converted into new shares of the Company or repaid in cash within 30 days of the date of the payoff.

11.	Statutory auditor’s report to the Board of Directors of MDxHealth SA on the review of consolidated interim financial information for the six-month period ended 30 June 2022

Introduction

We have reviewed the accompanying interim consolidated statement of financial position of MDxHealth SA as of 30 June 2022 and the related interim consolidated statements of comprehensive income, cash flows and changes in equity for the six-month period then ended, as well as the explanatory notes. The Board of Directors is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as adopted by the European Union.

Zaventem, 26 August 2022

BDO Bedrijfsrevisoren BV / BDO Réviseurs d’Entreprises SRL

Statutory auditor

Represented by Bert Kegels

III. CORPORATE INFORMATION

Registered office

MDxHealth SA has the legal form of a public limited liability company (société anonyme - SA / naamloze vennootschap - NV) organized and existing under the laws of Belgium. The company’s registered office is located at CAP Business Center, Rue d’Abhooz 31, B-4040 Herstal, Belgium.

The company is registered with the Registry of Legal Persons (registre des personnes morales - RPM / rechtspersonenregister – RPR) under company number RPM/RPR 0479.292.440 (Liège).

Listings

Euronext Brussels: MDXH

NASDAQ: MDXH

Financial calendar

October 27, 2022 – Q3 business update

Financial year

The financial year starts on 1 January and ends on 31 December.

Statutory auditor

BDO Bedrijfsrevisoren / Réviseurs d’entreprises BV/SRL

Da Vincilaan 9

1935 Zaventem

Belgium

Availability of the Interim Report

This document is available to the public free of charge and upon request:

MDxHealth SA - Investor Relations

CAP Business Center - Rue d’Abhooz, 31 – 4040 Herstal - Belgium

Tel: +32 4 257 70 21

E-mail: ir@mdxhealth.com

For informational purposes, an electronic version of the Interim Report 2022 is available on the website of mdxhealth at www.mdxhealth.com/investors/financials